June 24, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Andi Carpenter, Anne McConnell

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed February 21, 2024
File No. 000-22462

Dear Ms. Carpenter:

We are submitting this letter in response to your letter dated June 10, 2024 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (the “Company”). For your convenience, the Staff’s comments are set forth in bold italics followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1.
We note for certain contracts you recognize revenue over time under the cost-to-cost method which requires subjective judgment and estimation to determine total costs expected to be incurred at contract completion. You indicate such estimates are updated and any changes in estimates are recognized in the period the change becomes known. You also indicate provisions for estimated losses on uncompleted contracts are made in the period such losses are determined. Please tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response. Please also tell us the amount of contract losses recognized during each period presented and the status of material loss contracts. Please revise your disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

United States Securities and Exchange Commission
June 24, 2024

Response

We advise the Staff that we have not recognized material favorable or unfavorable changes in estimates with respect to the contracts referred to in the comment. The gross amounts of favorable and unfavorable changes, which include changes in scope of these contracts recognized in revenue during the years ended December 31, were as follows (in millions):

	2023	2022
Gross favorable changes	$15.5	$6.5
Gross unfavorable changes	$(9.3)	$(17.4)

Further, we advise the Staff that we have not recognized material loss contracts. The amount of contract losses recognized during the years ended December 31, were as follows (in millions):

2023	2022
$5.8	$9.1

If changes in contract estimates, including contract losses, are material in the future, the Company will provide disclosures in its applicable future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Financial Statements
Notes to Consolidated Financial Statements
(3) Revenue, page 46

2.
We note you disclose contract assets consist of costs in excess of billings and are presented in accounts receivable. Please clarify the nature of the performance obligations that costs in excess of billings relate to and explain if and how you determined your right to this consideration is unconditional. If your right to this consideration is conditioned on something other than the passage of time, please revise your balance sheet presentation of these amounts in future filings or explain how you determined your current presentation complies with ASC 606-10-45-1 and 45-4.

Response

The performance obligations that costs in excess of billings relate to are the Company’s obligations to construct an asset that the customer controls as it is being created or enhanced, or a promise to provide a product that has no alternative use to the Company and for which the Company has enforceable rights to payment.

United States Securities and Exchange Commission
June 24, 2024

In preparing the Company’s consolidated balance sheet and notes to the consolidated financial statements, we considered ASC 606-10-45-1 and 45-4 and determined that the related right to this consideration is conditioned on something other than the passage of time. We respectfully advise the Staff that in the Company’s Notes to the Consolidated Financial Statements - (3) Revenue in the Annual Report on Form 10-K for the year ended December 31, 2023 (the “10-K”), the Company discloses that its contract assets consist of costs in excess of billings presented within accounts receivable in the Company's consolidated balance sheets. In the Company’s Notes to the Consolidated Financial Statements - (2) Accounts Receivable, Net in the 10-K, we separately present the components of Accounts Receivable, Net, which are amounts of costs in excess billings and trade accounts receivable for which the Company has a present right to payment.

3.
We note you disclose the amounts of revenue recognized during each year presented that were in contract liabilities at the beginning of the respective periods. Please revise or clarify your disclosures in future filings to explain why, in the two preceding years, the amount of revenue recognized exceeded the contract liability balance at the beginning of each respective period.

Response

We respectfully advise the Staff that the amounts of revenue recognized during each year presented that were in contract liabilities at the beginning of the respective periods did not exceed the contract liability balance of the beginning of each respective period in the two preceding years.

The revenue recognized during the year ended December 31, 2021 represented $53.0 million of the $56.0 million of contract liabilities at December 31, 2020 (and January 1, 2021) presented in the Company’s previously filed Form 10-Ks for the respective period in the Company’s Notes to the Consolidated Financial Statements (3) Revenue.

The revenue recognized during the year ended December 31, 2022 represented $44.4 million of the $50.4 million of contract liabilities at December 31, 2021 (and January 1, 2022).

To clarify future disclosures, the Company will add the following statement to the relevant note to the consolidated financial statements: “The revenue recognized during the [year] ended December 31, [year] was $[____ million] of the [$___ million] that was included in the December 31, [prior year] contract liabilities balance.”

United States Securities and Exchange Commission
June 24, 2024

(13) Fair Value Measurements, page 58

4.	In regard to non-recurring fair value measurements, please revise future filings to quantify and disclose the estimated fair values/carrying values of the impaired assets.

Response

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will provide the fair values and carrying values of any impaired assets in the fair value footnote rather than cross-referencing to other footnotes such as “Goodwill and Related Intangible Assets” and “Exit Activity Costs and Asset Impairments”.

(20) Segment Information, page 63

5.
Please revise future filings to fully comply with the disclosures required by ASC 280-10-50-41. In this regard, we note you disclose net sales and long-lived assets by geographic region but do not separately disclose net sales and long-lived assets for the US and any other individual foreign country in North America, to the extent material.

Response

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will continue to evaluate any net sales and long-lived assets for countries in North America, which is currently comprised of the US and Canada, of which Canada comprises 3% or less of the North America net sales and assets reported. Such amounts will be separately disclosed to the extent they are material.

United States Securities and Exchange Commission
June 24, 2024

Form 8-K filed February 21, 2024

Exhibit 99.1, page 1

6.
Please revise future filings to address the following labeling/titling and prominence issues related to the non-GAAP financial measures you present:
•We note you label certain GAAP and non-GAAP financial measures using the same titles with centered headings to distinguish GAAP and non-GAAP amounts. We also note certain instances in which you disclose a change in an amount using a GAAP title, but the disclosed change relates to a non-GAAP financial measure. For example, you disclose "net sales increased 5.1%"; however, it appears adjusted net sales increased 5.1%. For each non-GAAP financial measure you present, properly label and title it as required by Question 100.5 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment. Beginning with the earnings release for the second quarter of 2024 to be furnished on Form 8-K, the Company will clearly and properly label and title each measure under the caption “GAAP” and “Adjusted” (non-GAAP) and otherwise add any additional disclosure necessary to ensure that non-GAAP financial measures are appropriately identified as such as required by Question 100.5 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

•We note you discuss certain non-GAAP financial measures but do not discuss the most directly comparable GAAP measure with equal or greater prominence. For example, you discuss adjusted operating margin by segments but do not discuss GAAP operating margin by segment. For each non-GAAP financial measure you discuss, discuss the most directly comparable GAAP measure with equal or greater prominence as required by Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment and confirms that beginning with the earnings release for the second quarter of 2024 to be furnished on Form 8-K, comparable GAAP financial measures will be included and discussed with equal or greater prominence before the directly comparable non-GAAP financial measures.

United States Securities and Exchange Commission
June 24, 2024

7.
We note your reconciliations of GAAP Measures to Non-GAAP Financial Measures appear to essentially represent non-GAAP income statements. Please explain to us how you determined your reconciliations are appropriate based on the guidance in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

Response

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company had considered Question 102.10 of the Non-GAAP Financials Measures Compliance and Disclosure Interpretation and believes that its presentation of reconciliations of GAAP Measures to Non-GAAP Financial Measures does not represent a non-GAAP income statement. The Company has not presented a full non-GAAP income statement in the reconciliation, and, in fact, the Company has specifically excluded certain line items from the GAAP income statement, such as: Cost of Goods Sold, Gross Profit and Selling, General and Administration Expenses, in presenting the reconciliation. The Company believes this presentation of the reconciliation allows it to specify the adjustments it makes to the GAAP financial measures, while also providing transparency to users of the reconciliation about their impacts within the income statement. Furthermore, as the Company speaks to and measures performance largely based on Adjusted Operating Profit and Adjusted Operating Margin along with Adjusted EPS, we believe the presentation clearly identifies the manner in which those measures have been calculated and presented.

8.
Please tell us and revise future filings to address the following related to the non-GAAP adjustments you present:
•Fully explain each non-GAAP adjustment.
•Explain and reconcile how the non-GAAP adjustments under the restructuring columns relate to the restructuring expenses disclosed in your financial statements.
•Fully explain what the non-GAAP adjustments under the portfolio management column represent and how they were determined.

Response

The Company respectfully advises the Staff that the non-GAAP adjustments are defined as follows:
•Restructuring – comprised of exit activity costs, impairment of assets both tangible and intangible and senior leadership transition costs
•Acquisition Related items – comprised of legal and consulting fees related to a recent business acquisition

United States Securities and Exchange Commission
June 24, 2024

•Portfolio Management – comprised of revenue and operating results related to businesses that have been liquidated or sold along with any gain or loss resulting from such liquidation or sale

In future filings, the Company will explain and describe any non-GAAP adjustment categories.

We supplementally advise the Staff that the non-GAAP adjustments under the Restructuring Charges column related to the financial statements as set forth in the table below for the year ended December 31, 2023 (in thousands):

Per 8-K, Twelve Months Ended December 31, 2023:	$18,072	Amount before effect of income taxes

Per 10-K - December 31, 2023:
Exit Activity & Asset Impairments	$14,191	Note #15
Intangible Asset Impairment	3,797	Statement of Income and Note #7
Senior Leadership Transition	84	Statement of Income - within SG&A line
	$18,072

We advise the Staff that the non-GAAP adjustments under the portfolio management column represent both revenue and operating results related to the Company’s Processing business, the liquidation of which was completed in the year ended December 31, 2023 along with the loss on sale of the Company’s Japan-based solar racking business during the year ended December 31, 2023.

We trust that the foregoing fully responds to the Staff’s comments. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (716) 826-6500 x3277.

Respectfully submitted,

/s/ Timothy F. Murphy
Timothy F. Murphy
Senior Vice President and Chief Financial Officer